UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-8A
NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF
THE INVESTMENT COMPANY ACT OF 1940
     The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:
KAYNE ANDERSON ENERGY DEVELOPMENT COMPANY
717 Texas Avenue, Suite 3100
Houston, Texas 77002
(Address of Principal Business Office)
(713) 493-2020
Telephone Number (including area code)
David J. Shladovsky, Esq.
KA Fund Advisors, LLC
1800 Avenue of the Stars, Second Floor
Los Angeles, California 90067
(Name and Address of Agent for Service)
Check Appropriate Box:
     Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company of 1940 concurrently with the filing of Form N-8A:

Yes ☐	No ☑

FORM N-8A
Item 1.	Exact name of registrant.

Kayne Anderson Energy Development Company (the “Company”).
Item 2.	Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

The Company was organized in Maryland on May 8, 2006.
Item 3.	Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).

The Company is organized as a corporation.
Item 4.	Classification of registrant (face-amount certificate company, unit investment trust, or management company).

The Company is classified as a management company.
Item 5.	If registrant is a management company:

(a) state whether registrant is a “closed-end” company or an “open-end” company;

The Company is a “closed-end” company.

(b) state whether registrant is registering as a “diversified” or a “non-diversified company.

The Company is classified as a “non-diversified” company.
Item 6.	Name and address of each investment adviser of registrant.

KA Fund Advisors, LLC, located at 717 Texas Avenue, Suite 3100, Houston, TX 77002, is the investment adviser to the Company.
Item 7.	If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.

The address for all of the following directors and officers of the Company is: 717 Texas Avenue, Suite 3100, Houston, TX 77002.

The directors of the Company are: William R. Cordes Kevin S. McCarthy Barry R. Pearl

Albert L. Richey Robert V. Sinnott William L. Thacker

The officers of the Company are:
Kevin S. McCarthy, Chief Executive Officer and President
Terry A. Hart, Chief Financial Officer and Treasurer
David J. Shladovsky, Secretary and Chief Compliance Officer
J.C. Frey, Executive Vice President, Assistant Treasurer and Assistant Secretary
Ron M. Logan, Senior Vice President
James C. Baker, Executive Vice President
Item 8.	If registrant is an unincorporated investment company not having a board of directors:

(a) state the name and address of each sponsor of registrant;

Not applicable.

(b) state the name and address of each officer and director of each sponsor of registrant;

Not applicable.

(c) state the name and address of each trustee and each custodian of registrant.

Not applicable.
Item 9.	(a) State whether registrant is currently issuing and offering its securities directly to the public (yes or no).

No.

(b) If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of each underwriter.

Not applicable.

(c) If the answer to Item 9(a) is “no” and the answer to Item 9(b) is “not applicable,” state whether registrant presently proposes to make a public offering of its securities (yes or no).

No.

(d) State whether registrant has any securities currently issued and outstanding (yes or no).

Yes.

(e) If the answer to Item 9(d) is “yes,” state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant’s outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant’s outstanding voting securities.

10,215,995 common shares.

There are no shareholders with an interest of 10 percent or more.
Item 10.	State the current value of the registrant’s total assets.

$227,484,000 as of May 31, 2010.
Item 11.	State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).

No.
Item 12.	Attach as an exhibit a copy of the registrant’s last regular periodic report to its securityholders, if any.

Attached, as Exhibit A.

SIGNATURES
          Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Houston and the state of Texas on the 7th day of July, 2010.

KAYNE ANDERSON ENERGY DEVELOPMENT COMPANY
By:	/s/ Kevin S. McCarthy
Kevin S. McCarthy
Chairman of the Board of Directors, President and Chief Executive Officer

Attest:	/s/ Terry A. Hart Terry A. Hart Chief Financial Officer and Treasurer